Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Halo Energy, Inc.
4 Edge Hill Road
Wellesley, MA 02481
https://www.halo.energy/

Up to $617,999.65 in Common Stock at $2.51
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Halo Energy, Inc.
Address: 4 Edge Hill Road, Wellesley, MA 02481
State of Incorporation: DE
Date Incorporated: December 28, 2023

Terms:

Equity

Offering Minimum: $9,999.84 | 3,984 shares of Common Stock
Offering Maximum: $617,999.65 | 246,215 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.51
Minimum Investment Amount (per investor): $499.49

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her designated successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Title: Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Halo Energy, you are eligible for additional bonus shares.

Time-Based Perks

Super Early Bird

Receive 10% bonus shares if invested within the first 24 hours of launch.

Early Bird

Receive 5% bonus shares if invested within the first 48 hours of launch.

First Week

Receive 3% bonus shares if invested within the first week of launch.

Volume-Based Perks

Tier 1

Invest between $1,000+ and receive 5% bonus shares.

Tier 2

Invest between $10,000+ and receive 7% bonus shares.

Tier 3

Invest between $15,000+ and receive 10% bonus shares and 10% off the purchase price of up to 10 Halo Energy turbines.

Tier 4

Invest $ 25,000+ and receive 15% bonus shares and receive 20% off the purchase price of up to 50 Halo Energy turbines.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Halo Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine stockholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $251. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and Halo Energy surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Halo Energy, Inc. ("Halo Energy", "Halo", "We", "Us", "Our" or the "Company") is a pre-revenue micro wind turbine technology company that has developed what we believe is a groundbreaking solution known as the shrouded wind turbine.

Leveraging over 10 years of extensive research and development by, and over $170 million of venture capital and private investment in, Ogin, Inc. (and its predecessor, FloDesign Wind Turbine), Halo has developed next-level technology that has proven its worth through successful full-scale testing of its commercial 6-kilowatt wind turbine.

Halo Energy has initially protected its intellectual property with a comprehensive patent portfolio consisting of 36 patent applications. The Company believes that Halo Energy is well-positioned to protect its product and gain a competitive advantage in the market and that its patent-pending technology will inhibit competitors from entering the small wind turbine space, thereby substantiating its valuation.

Through third-party, real-world testing, Halo Energy has found that its innovative 6-kilowatt, horizontal-axis wind turbine outperforms conventional turbines of the same diameter by producing up to twice as much power. This achievement is made possible by the shrouded design, which has been further refined and optimized by Halo's team of experts. With a significant patent portfolio comprising 36 patent applications and a continuous influx of patentable technologies, we believe Halo Energy stands at the forefront of the wind energy industry.

Intellectual Property (IP): Vin Loccisano, an engineer and patent attorney, has authored and drafted the patents in the Company's portfolio, and has assigned ownership of these patents to Halo. The patent portfolio encompasses not only applications relevant to Halo but also other uses of the technology.

Halo Energy's initial patent application portfolio and intellectual property protection strategy embodies a three-segment approach geared to achieve the following areas of intellectual property protection:

- Broad patent application filings (as a strategy to attempt to claim as much intellectual property protection as possible) around the core aerodynamic principles of a shrouded wind turbine system. This includes filings aimed at protecting what Halo believes is novel enabling technology around design, airfoils, and blade, including patent application filings related to the blade-to-shroud interaction, as this is a closely coupled system requiring an appropriate blade to be deployed in an applicably designed shroud system.

- Specific patent application filings around enabling and novel technologies to commercialize Halo Energy's proposed small wind product. These are targeted filings related to key enabling technologies specific to our initial product. These include filings that aim to protect the methods and techniques for fabricating Halo's turbine system and tightly defined filings around individual subsystems. The means by which Halo controls rotor speed, the method by which Halo's turbine aligns to the wind, and the materials used for fabrication are all subjects of these targeted patent applications.

- Broad future applications of Halo Energy's turbine technology. These filings target future applications of the technology, as well as implementations of such technology related to size increases or decreases. Deploying Halo turbine in a wind farm arrangement and tailoring the aerodynamics to suit such an application fall within this segment of its IP portfolio.

Halo Energy, Inc. was initially organized as Halo Energy, LLC, a Delaware limited liability company, on June 23, 2017, and converted to a Delaware corporation on December 28, 2023.

Competitors and Industry

With the passage of the 2022 Inflation Reduction Act (IRA), the U.S. government has committed billions of dollars to renewable energy, and has provided historic tax incentives for the renewable energy industry (Source 1). These incentives include a 30% Investment Tax Credit that applies to the total cost of installed projects (Source 2). This credit vests over a 5-year period after the project goes into service. Additional tax credits can be stacked on top of the 30% credit for domestic content, deployment within designated "Energy Communities", and deployment within "Low-Income Communities". As a result, the total tax credit for a project could reach up to 60%, more than covering the costs of scaling Halo's 6-kilowatt wind turbine commercially.

The global small wind turbine market is projected to experience significant growth, with a compound annual growth rate (CAGR) of 9.2% from 2022 to 2030, reaching $2.5 billion by 2030, up from USD $1.1 billion in 2022 (Source 3).

We believe Halo Energy's wind turbine technology is well-positioned to target multiple business approaches, including direct sales, energy as a service (EAS), and licensing. Initially, the Company will focus on direct sales of wind turbines to customers, as this represents the fastest path to revenue. Once a solid customer base has been established, the plan is to shift to an EAS model, where wind turbines will be deployed at no cost to the customer and, in exchange, Halo will sell the energy generated by the turbines on a monthly basis, under fixed-price contracts lasting 10 to 20 years.

Conventional, micro wind turbines, historically, have struggled to gain significant market share in the distributed energy space due to inefficient designs and a phenomenon known as blade tip losses. Simply, the wind turbine blade tip loss effect is caused by the pressure difference between the pressure surface and suction surface near the tip region. This occurs for all wind turbines, large and small. The larger wind turbine manufacturers address this by increasing the length of the blades to capture more energy. The blade tip loss effect is exacerbated as the wind turbine is reduced in size. The result is that conventional 3-bladed wind turbines are extremely inefficient at the micro scale.

Halo's shrouded wind turbine design eliminates the blade tip loss effect, allowing our turbine to produce up to two times as much energy as a conventional, three-bladed wind turbine of the same physical size. The shroud surrounding Halo's wind turbine blades lower the pressure of the air downwind of the wind turbine's rotor allowing more air to pass through the blade sweep area. The result is that the air passing through Halo's blade sweep area is almost twice as fast as the wind speed approaching the turbine, a feature that also makes the Halo turbine more effective in areas where there is chronically low wind speeds.

Halo Energy's turbine is in the horizontal axis wind turbine category. This category is dominated by large (100+ foot tall, 6+MegaWatts of power output) turbines. These turbines are manufactured by global companies such as GE, Siemens and Vestas. Turbines have continued to grow in size due to efficiency gains. As turbines get larger and output goes up, the inherent inefficiencies caused by rotating blades represent a small portion of loss. Due to the aerodynamic losses of rotating blades on wind turbines there are very few "small" (less than 100Kw) wind turbines in the marketplace. The few that exist are generally viewed as hobby businesses with questionable economics.

Halo's main competition in the micro wind turbine space includes Bergey Windpower Company, SD Wind Energy, and Aeolos Wind Energy Ltd, all of which produce conventional, open-bladed wind turbines.

Bergey Wind Power is the dominant small wind player and best estimates indicate less than 300 units/year are sold. In contrast, the Halo turbine is shrouded (the blades are surrounded by a circular airfoil) significantly reducing those aforementioned blade inefficiencies. This results in a small wind turbine that can provide similar or greater efficiency than even the largest turbines offered by giant global players. By extension, Halo believes small wind can now be economically viable taking this from a hobby business to a global commercial opportunity. It is this patented Halo technology that allows this. Attached is an internally prepared whitepaper that summarizes the above and plots the Halo efficiency gains against the most efficient large-scale turbines in existence today.

While these companies have proven there is a strong desire to produce energy from small wind turbines, they have not been able to capitalize on the enormous potential available in the worldwide distributed wind energy market. We believe Halo Energy's highly efficient, shrouded wind turbine is poised to take advantage of this market potential.

Source 1: https://www.energy.gov/lpo/inflation-reduction-act-

2022#:~:text=IRA%20creates%20a%20new%20program,sequester%20air%20pollutants%20or%20anthropogenic

Source 2: https://www.whitehouse.gov/cleanenergy/clean-energy-tax-provisions/

Source 3: https://www.grandviewresearch.com/industry-analysis/small-wind-market

Source 4: https://straitsresearch.com/report/small-wind-turbine-market

Current Stage and Roadmap

Current Stage

Over the past several years, Halo Energy has run multiple tests on our pre-commercial, 6-kilowatt wind turbine, which have confirmed the high efficiency and productivity of our shrouded wind turbine design. We installed our wind turbine at the top of an approximate 100-foot lattice tower at a third-party testing location in upstate New York, and the turbine successfully operated from Q4 2020 through Q4 2021. Our wind turbine performed well in adverse weather conditions including subzero temperatures and wind gusts above 80 miles per hour.

We also conducted a short-term pilot project in South Africa with one of the world's largest telecommunications companies. The South Africa pilot project confirmed that the Halo wind turbine can be installed directly on existing cellular communications towers, provide low-cost renewable energy, reduce the dependency on fossil-fuel-based generators, and help companies meet their carbon neutral goals.

We also recently executed an agreement with the National Renewable Energy Laboratory (NREL) to help validate data collected from our upstate New York test turbine and develop a protocol for obtaining small wind turbine certification in the United States.

The next step in our product development cycle is to incorporate minor design modifications to optimize energy output while decreasing weight and simplifying the Design for Manufacturing and assembly processes. We're confident we can reach commercial readiness within the next year.

Future Roadmap

Over the next eighteen months, we plan to:

• Hire several engineers and business development professionals to achieve commercial viability and gain customer traction;

• Finalize our commercial design for manufacturing; and

• Deploy five to ten commercial pilot projects at cell tower and agricultural customer sites.

Once we have achieved commercial viability on our 6-kilowatt wind turbine, we plan to develop a prototype for a second wind turbine model, which would target other distributed energy markets not able to be serviced by our current model.

The Team

Officers and Directors

Name: Vincent Loccisano

Vincent Loccisano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO) and Director
  Dates of Service: November, 2017 - Present
  Responsibilities: Guide corporate, legal and engineering strategy. Vincent does not currently receive salary compensation for this role and presently holds 919,437 shares of Common Stock.

Other business experience in the past three years:

- Employer: Cytonome
  Title: General Manager
  Dates of Service: November, 2019 - Present
  Responsibilities: Manage all aspects of company (legal, engineering, HR, etc)

Other business experience in the past three years:

- Employer: T-Omega Wind
  Title: Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Aviation and Aerial Mapping LTD
  Title: advisor
  Dates of Service: January, 2014 - Present
  Responsibilities: advisor

Other business experience in the past three years:

- Employer: Triple Canopy
  Title: advisor
  Dates of Service: January, 2004 - Present
  Responsibilities: advisor

Other business experience in the past three years:

- Employer: Rapide Aviation
  Title: advisor
  Dates of Service: January, 2008 - Present
  Responsibilities: advisor

Name: Charles Karustis

Charles Karustis's current primary role is with Triple Oak Power, LLC. Charles Karustis currently services 15+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Development Officer
  Dates of Service: May, 2018 - Present
  Responsibilities: Leads business development activities including markets identification and customer identification, outreach, and capture. Charles does not currently receive salary compensation for this role and presently holds 379,567 shares of Common Stock.

- Position: Triple Oak Power LLC
  Dates of Service: September, 2021 - Present
  Responsibilities: Senior Director, Business Development where he leads development of a pipeline of megawatt-scale wind energy projects in the Midwestern United States

- Position: Yavi Services
  Dates of Service: July, 2016 - Present
  Responsibilities: Wind Energy Development Consulting

Other business experience in the past three years:

- Employer: Triple Oak Power, LLC
  Title: Senior Director, Business Development
  Dates of Service: September, 2021 - Present
  Responsibilities: Responsible for wind energy project development in the Midwest and Eastern U.S. Collaborate with in-house and external technical experts while managing all facets of project development, including site identification and due diligence, wind resource assessment, transmission and distribution grid interconnection, environmental permitting, civil, electrical, and geotechnical engineering, project construction, and asset management.

Other business experience in the past three years:

- Employer: Yavi Services, LLC
  Title: Owner

Dates of Service: July, 2016 - September, 2021
Responsibilities: Yavi Services, LLC provides project development and management services for wind energy clients including market research, greenfield and repower site identification and screening, fatal flaws analyses / due diligence, GIS mapping, land leasing, pre-construction environmental and engineering studies, local, state, and federal permitting, utility transmission interconnections, turbine micrositing, and power contract procurement.

Name: Dr. Michael Werle

Dr. Michael Werle's current primary role is with The Children's Museum. Dr. Michael Werle currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Technical Advisor
  Dates of Service: July, 2017 - Present
  Responsibilities: AMX 26Technical guidance and direction. Dr. Werle does not currently receive salary compensation for this role and presently holds 246,374 shares of Common Stock.

Other business experience in the past three years:

- Employer: The Children's Museum
  Title: Executive Director
  Dates of Service: April, 1961 - Present
  Responsibilities: Manage all aspects of the business including fund raising for construction of a new facility

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Halo Energy, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not

be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock, initially, in the amount of up to $617,000, and upon issuance of audited financial statements, up to $2,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. As a pre-revenue company, it is difficult obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales and other operating activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales and other operating activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational 6-kilowatt wind turbine, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 6-kilowatt wind turbine. Delays or cost overruns in the development of our 6-kilowatt wind turbine and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Halo Energy was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Halo Energy has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it's because you think that shrouded wind turbines are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents,

trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the Federal Trade Commission, Department of Energy, and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our initial wind turbine product could have technology issues
The Company is in production of the first commercial units of its wind turbine. Sophisticated technology-based products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and prototype testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims.

We may not have strictly followed corporate formalities.
The Company does not have an official record of meeting minutes. Meeting minutes serve as an official and legal record of

the meeting of the members/stockholders or managers/directors of a limited liability company or corporation. Proper governance typically requires that all appointments of officers and directors, approval of capital raising and approval of major decisions were done in accordance with state law and the company's operating agreement or bylaws, as applicable. Meeting minutes should serve as evidence of the above. The Company works closely and regularly with its current founders who do not hold management-level positions at the Company. As such, all decisions are made among all members of the Company and meetings are conducted informally on an ad hoc basis.

We do not have employment contracts with our management-level employees
The Company does not have an employment contract in place with its management team members, including Vincent Loccisano, our Chief Executive Officer, and Charlie Karustis, our Chief Development Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The sales cycle for our initial wind turbine could be long and difficult
The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and/or technology. The sales process involves educating customers about the Company's products and technology, participating in extended products and technology evaluations and making sure the products and technology meet customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

We need to use funds from the campaign to build a sales and business development team.
Other than Charlie Karustis, our Chief Development Officer, the Company has no in-house sales force and needs to depend on a small number of distributors to market and sell its products. The Company anticipates that a large percentage of its future products' sales may be generated through third-party distributors. If these distributors were to cancel or reduce their purchase commitments, the Company's revenue would decline significantly. As a result of this concentration, the Company's future revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any such distributor may alter its purchasing patterns at any time with limited notice, or may decide not to continue to distribute the Company's products at all, which could cause its future revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributor concentration.

We will rely on international markets for our initial products
Our business could be materially and adversely impacted by risks inherent in international markets. We intend to sell our products to customers outside the U.S. International sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we are able to do business, including the following: fluctuations in currency exchange rates; regulatory and product approval requirements; tariffs and other trade barriers; greater difficulty in accounts receivable collection and longer collection periods; difficulties and costs of managing foreign distributors; reduced protection for intellectual property rights in some countries; burdens of complying with a wide variety of foreign laws; the impact of recessions in economies outside the U.S.; political and economic instability; and U.S. export regulatory restrictions. If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

International currency fluctuations could negatively affect our business operations
The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions. Because of its intent to target international markets, the Company will have exposure to currency exchange rate fluctuations, primarily the Canadian dollar, Euro, Indian Rupee and Chinese Yuan, related to buying, manufacturing, selling and financing aspects of Company's business in currencies other than the local currencies of the countries in which the Company operates. At present, the Company has not implemented any measures to reduce the effect of currency exchange rate fluctuations and other risks of future global operations. The Company cannot, therefore, provide assurance that currency exchange rate fluctuations will not otherwise have a material adverse effect on the Company's financial condition or results of operations.

Doing business in international markets will subject our operations to foreign laws and regulations that could add material cost to and negatively impact our business.
The Company's potential cross-border operations will require it to comply with anti-corruption laws and regulations of the

U.S. government and various non-U.S. jurisdictions. In addition to the risks set forth above, future business in multiple countries may require the Company to comply with U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the "FCPA." The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of future business, the Company may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between the Company and any such foreign official could expose the Company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the Company and a private third-party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures.

Operating in the wind energy industry may be subject to increased governmental oversight
As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. The energy industry, and in particular, the wind energy industry, could be subject to increased global regulatory oversight. Changing regulatory policies and other actions by governments and third parties in the countries in which the Company may ultimately operate with respect to curtailment of electricity generation, compliance, electricity grid management restrictions, interconnection rules and transmission may all have the effect of limiting the revenues from, and increasing the operating costs of, the Company's product deployments which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

We are reliant on third-party infrastructure
The Company's projects may rely on interconnections to transmission lines and other transmission facilities that are owned and operated by third parties. Some deployments of the Company's products may depend upon interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity generated by the Company's wind turbines. In some grid-connected applications of the Company's product, generation of electricity may be curtailed without compensation to the Company's customers due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources. Such occurrences may reduce the Company's customers' ability to capitalize fully on a particular project's potential, thereby making the Company's products less attractive to its target customers and markets.

Risks of weather and natural events and disasters could materially negatively affect our business operations
Operational problems and natural events may cause electricity generation to fall below expectations. The ability of the Company's products to generate electricity is dependent upon an ability to maintain the working order of its wind turbines in accordance with any future warranty requirements. A natural disaster, severe weather, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, could damage or require our wind turbines to be shut down and/or cause our turbines to fail to fulfill any warranty obligations that may be in effect. In addition, replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be difficult or costly to install in a timely manner at remote customer sites. In addition, climate change may have the long-term effect of changing wind patterns at customer sites.

The attractiveness of our customers' investment in wind energy may be affected by tax structure and incentives.
The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards, which have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. One such federal government program is the production tax credit, which provides economic incentives to the owners of wind energy facilities in the form of a tax credit. Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs. A new set of incentives under the Inflation Reduction Act of 2022 have just been released and could affect our finances positively because we sell and manufacture in the US for North America.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vincent Loccisano	919,437	Common Stock	35.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 246,215 of Common Stock.

Common Stock

The amount of security authorized is 6,300,000 with a total of 2,586,064 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber of Securities in this Offering shall appoint the Chief Executive Officer of Halo Energy (the "CEO"), or his or her designated successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and mostearly-stagee companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,031,034.00
  Number of Securities Sold: 491,698
  Use of proceeds: In December 2023, all outstanding long-term debt (representing all of the outstanding long-term debt) was converted into equity. Specifically, debt worth $1,031,034 from a 2019 crowdfunding effort, covering both the principal and accrued interest, was transformed into 491,698 shares of Common Stock, aligned with a company valuation cap of $4 million, as stipulated in the original crowd note terms.
  Date: December 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $709,033.00
  Number of Securities Sold: 401,414
  Use of proceeds: Founders and management of Halo Energy converted their loans and convertible notes, totaling about $715,306, into 401,414 shares. This conversion was based on company valuations of either $4 million, in line with crowd note terms, or $2.5 million, the maximum allowed by the convertible notes.
  Date: December 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Since its inception, Halo Energy has raised approximately $2.25M in equity and debt funding (all of which has been converted into Common Stock of the Company). Halo Energy's primary operations have included investing those funds in research and development, multiple iterations of computer simulations, prototype development, patent filings, pilot programs, and pre-commercial certification testing. The time for which the Company can operate without generating revenue depends upon the amount of funds raised in this offering. If the Company receives gross proceeds in this offering equal to the initial maximum offering amount, the Company believes it will be able to operate for up to nine (9) months, concentrating primarily on the completion of the commercial Design for Manufacturing of our 6-kilowatt wind turbine and manufacturing and deploying several pilot turbines with one or more telecom companies.

The Company intends to obtain audited financial statements which would enable the Company to increase the maximum offering amount to $2,500,000. If the Company raises the maximum offering amount, it will be able to operate for approximately twenty-four (24) months without generating revenue (which it anticipates will occur within a 24-month period) or receiving additional capital funding.

Foreseeable major expenses based on projections:

Halo Energy expects major expenses to fall into the following categories:

Personnel: Depending on the level of funds raised in this offering, Halo expects to begin hiring a dedicated team to advance the commercialization of its product(s), including engineering, business development, and sales.

Engineering and Design for Manufacturing: Halo expects to complete final engineering work for its 6-kilowatt turbine, including a Design for Manufacturing exercise prior to commercial launch.

Product Manufacturing: Once Halo has completed the final commercial design, Halo will manufacture up to ten wind turbines for pilot deployments with target customers.

Business Development: Halo will develop and implement a business development plan which will require significant engagement with target telecommunications and agricultural customers as well as the planning and deployment of pilot wind turbines with these customers.

Patents and IP: Halo will continue to protect core intellectual property, which will come at a significant expense. At present Halo has 36 pending patent applications, the number of which will likely grow as product development continues.

New Product Development: Halo will begin engineering development and prototyping of a new product offering.

Future operational challenges:

Halo Energy anticipates the need to hire a dedicated engineering, sales and logistics team to finalize product commercialization and engage customers. Recruiting a talented team while offering salaries at or below market rate may prove challenging in the current market.

The Company also anticipates hiring a US-based contract manufacturer to build early product units before the Company developing an internal manufacturing line and workforce. Selecting an appropriate contract manufacturer and monitoring product quality and compliance may prove to be a significant challenge. The Company also requires significant customer interaction before the placement of an order. This includes customer-specific engineering tasks to enable a Halo Energy wind turbine to mount to a customer structure such as a telecommunications tower. Such project development costs may prove high and may require reliance on third-party experts.

Finally, the Company anticipates many turbines will be shipped globally and may be manufactured using global components. Near-term disruptions in the global supply chain and shipping may prove challenging for the Company.

Future challenges related to capital resources:

As of the time of this offering, Halo has not commenced principal commercialization operations nor has it generated revenue. The Company's activities since inception have consisted primarily of research and development activities, manufacturing and deployment of test and pilot wind turbines, and preparations to launch a commercial product offering. Once the Company commences its planned product launch, it will incur significant additional expenses around customer development, project development, manufacturing, and warranty reserve requirements. The Company may be dependent upon additional capital resources for the commencement of its planned commercialization operations and raising funds is always subject to significant risks and uncertainties, including failing to secure a sufficient amount of funding or any funding at all.

Future milestones and events:

Historically, the Company has invested in the product, patents, engineering, manufacturing expertise, and early commercialization prototypes. We are now ready to undertake commercial projects with customers. The cost of commercialization includes the need to manufacture turbines likely using a third-party contract manufacturer for initial launch. Additionally, it may be necessary to undertake US and global certifications to enable the product to be eligible for subsidiaries. Such certifications require time and significant capital.

The next milestone will be commercially viable demonstration projects, preferably in the US and in partnership with large telecommunication and/or agricultural customers. Halo will use these demonstration projects to enable future sales and as evidence of bankability for lending institutions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of February 2024, the Company has capital resources available in the form of approximately $1,500 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Based on cash on hand, Halo Energy believes that the funds raised in this campaign are critical to its operations. Without a successful fundraising campaign, completion of R&D around Halo's existing 6-kilowatt wind turbine, the final design for manufacturer and assembly efforts around that product before commercialization, the completion of demonstrator projects and pilots, and the R&D efforts around a second product for alternative markets would be delayed and may be unachievable.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Halo Energy does not have sufficient equity to continue its operations as proposed in this offering and requires new capital to grow, commercialize, and generate revenue. It is therefore Halo's belief that funds from this campaign are necessary to the viability of the Company. Based on present cash on hand, the Company believes that greater than 95% of its future operational needs will be made up of funds raised from the crowdfunding campaign, assuming the maximum offering amount for this campaign is achieved.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on cash on hand (~$5,500) and raising the minimum offering amount (~$9,999), Halo would be able to pay certain minimum expenses but would have insufficient funds to continue operations in a meaningful way toward achieving any of the benchmarks set forth above.

How long will you be able to operate the company if you raise your maximum funding goal?

The initial maximum offering amount is limited to $618,000 as a result of the fact that Halo's current financial statements have been reviewed by an outside accounting firm but not audited. Halo intends to use initial funds received in the offering to obtain audited financial statements, enabling us to increase the maximum offering amount for this campaign to $2,500,000. If Halo successfully raises a minimum of $618,000, we believe we will be able to operate between six and nine months, concentrating primarily on completion of the commercial Design for Manufacturing of the 6-kilowatt wind turbine and manufacturing and deploying several pilot turbines with one or more telecommunications or agricultural customers.

If the Company raises the maximum offering amount of $2,500,000, the Company believes it will be able to operate for approximately 24 months without generating revenue (which it anticipates will occur within such a 24-month period) or receiving additional capital funding. This estimate is primarily based on Halo securing a contract manufacturer partnership, the production of commercial units, a reasonable projected monthly burn rate for expenses related to the hiring of a dedicated team, the completion of US Small Wind Turbine Certification through the National Renewable Energy Laboratory (NREL), and the advancement of research and development and prototyping costs around the development of a second wind turbine product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company does not have additional sources of capital. After the first installation of turbines and validation of performance, the Company anticipates the availability of bank financing and credit lines. Additionally, the Company believes that it will be eligible for SBA Loans. The Company further plans an outreach campaign to various capital markets and family offices for project investment funds.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,491,020.64

Valuation Details:

The Company internally determined its pre-money valuation of approximately $6,500,000 based on multiple factors, including, but not limited to, the relatively untapped global small-scale wind energy market, very favorable federal tax credits for the renewable energy industry, the extensive experience of Halo Energy's management team in the wind industry, results from in-field test turbines, Halo Energy's strategic partnerships, the Company's intellectual property portfolio, validation of the Company's business model, and the capital previously invested in the Company.

Global Market and Federal Tax Credits

With the passage of the 2022 Inflation Reduction Act (IRA), the U.S. government has committed billions of dollars to renewable energy and has provided historic tax incentives for the renewable energy industry. These incentives include a 30% Investment Tax Credit that applies to the total cost of installed projects. This credit vests over a 5-year period after the project goes into service. Additional tax credits can be stacked on top of the 30% credit for domestic content, deployment within designated "Energy Communities", and deployment within "Low-Income Communities". As a result, the total tax credit for a project could reach up to 60%, more than covering the costs of scaling Halo's 6-kilowatt wind turbine commercially.

The global small wind turbine market is projected to experience significant growth, with a compound annual growth rate (CAGR) of 9.2% from 2022 to 2030, reaching $2.5 billion by 2030, up from USD $1.1 billion in 2022.

Halo Energy Team

Halo's team has decades of cumulative experience in the wind energy and aerospace industries. Vin Loccisano, the Company's CEO, and Dr. Michael Werle and Dr. Daniel Gysling, who are Halo investors and technical advisors, have over 200 patents between them. Charlie Karustis, the Company's Chief Development Officer, has over 20 years of experience managing the development of small-and large-scale wind energy projects nationwide and leads business development activities for Halo.

As part of the technical and research teams at Ogin, Inc., Dr. Werle, Dr. Gysling and Mr. Loccisano contributed to the shrouded wind turbine technology for a 150-kilowatt wind turbine. As founders and investors and part of the management and advisory teams at Halo, they have been able to adapt the shroud concept to create a highly efficient 6-kilowatt wind turbine, enabling Halo to produce a commercially viable product that it believes can compete in the global small-scale wind turbine industry.

Successful Test Turbines

Halo has been able to successfully demonstrate the increased efficiencies of a 6-kilowatt, shrouded wind turbine at several test locations. In 2018, Halo's first 6-kilowatt prototype wind turbine ran for several months collecting hundreds of thousands of data points. This data demonstrated, unofficially, that the shrouded wind turbine concept could yield significantly higher efficiencies than small-scale wind turbines currently being offered in the marketplace.

The pandemic and contract manufacturing challenges slowed Halo's progress, but by the end of 2021 Halo completed a year-long test of its 6-kilowatt wind turbine at a testing facility in upstate New York. Results from this year-long test corroborated results from Halo's prototype wind turbine, and Halo observed that its wind turbine performed well in a variety of weather conditions including sub-zero temperatures and storms with wind gusts exceeding 60 miles per hour.

In 2022, Halo conducted a pilot project in South Africa with one of the world's largest telecommunications companies. Halo's wind turbine was mounted to the side of that company's telecommunications tower and demonstrated not only that Halo's turbine could cost-effectively support the energy demands of the company's telecommunications equipment, but also reduce dependency on expensive diesel fuel.

Strategic Partnerships

Despite being pre-revenue, Halo Energy has made significant progress validating the design and performance of its 6-kilowatt wind turbine through key collaborations. Deploying a pilot project with one of the world's largest telecommunications companies showcases early market validation and customer interest, as well as a willingness to adopt Halo's technology in commercial and industrial applications. Additional customer outreach has confirmed a global need for a legitimate small wind product, such as the Halo Energy 6-kilowatt wind turbine. This is true of on-grid applications as well as off-grid applications in the United States and internationally. Additionally, a recent partnership with the National Renewable Energy Laboratory (NREL), a well-regarded independent testing laboratory, highlights the credibility and potential of the Company's technology.

Intellectual Property Protection

Halo Energy has initially protected its intellectual property with a comprehensive patent portfolio consisting of 36 patent applications. The Company believes that Halo Energy is well-positioned to protect its product and gain a competitive advantage in the market and that its patent-pending technology will inhibit competitors from entering the small wind turbine space, thereby substantiating its valuation.

Fundraising of Similar Companies

While specific information about comparable companies with which Halo may compete nationally and globally within the same industry, such as Bergey Wind Power, Ryse Energy, SD Wind Energy and Aeolos Wind Turbine, and their recent capital raises is not readily available, the Company believes that its pre-money valuation is reasonable and aligns with the industry's current market conditions and comparable transactions.

Halo Energy is an innovative player in the small-scale wind turbine industry, utilizing its proprietary shrouded technology that generates lower-cost renewable electricity. The Company believes it has solved the technical issues that have prevented small wind turbines from global adoption the way that distributed solar energy generation has been adopted. The compact size of Halo's wind turbines, approximately half the size of conventional micro-wind turbines that produce similar amounts of electricity, further sets the Company apart in terms of efficiency and adaptability.

Unfortunately, specific industry revenue multipliers for privately-held small wind turbine manufacturers are not readily available, and data that is available tends to be consolidated into other internal business units of large or public companies like GE, Siemens and Enercon, making applicable multiples difficult to derive. Without specific market data and comparable companies' information, it is challenging to provide precise industry revenue multipliers for the small-scale wind turbine sector.

However, in light of the projected growth of the global market, which is forecasted to reach a total addressable value of approximately $2.5 billion by the year 2030, Halo has conducted a thorough market analysis. Based on conservative estimates, if Halo captures a minimum of 1% of this market, representing about $25 million in revenue, the Company's pre-money valuation is posited at approximately $6,500,000. We believe this valuation, while cautious, is not only reasonable but also potentially understated, given the anticipated expansion of the market and Halo's strategic positioning to capitalize on this growth opportunity.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $617,999.65, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Engineering, R&D, Manufacturing
  32.0%
  Halo would hire an initial engineer to support product development and commercialization of the 6-kilowatt shrouded wind turbine. Portions of the money raised also will go toward contract manufacturing of several pilot wind turbines that will be deployed with key customers that represent targeted small-scale wind energy markets, including telecommunications towers and large-scale agricultural operations. Depending on the amount raised, Halo will conduct research and development on a second wind turbine offering.

- Business Development, Marketing and Sales
  10.0%
  Halo will use of portion of the proceeds to manage existing customers, create business development plans for the identification and capture of new distributed wind energy markets and customers, and coordinate the pilot wind turbine deployments with existing and new customers.

- Public Relations
  5.5%
  Halo use a portion of the proceeds for outreach in continued capital fundraising efforts to achieve the milestones associated with its business plan.

- Patents & IP
  10.0%
  Halo intends to continue to build its Intellectual Property portfolio and anticipates continued new filings to protect areas of our technology. Additionally, we intend to file our US patent applications internationally in advance of their

statutory deadlines allowing Halo to extend patent protection into multiple foreign countries where we intend to sell our turbine and wish to prevent competition.

- US Small Wind Turbine Certification
  5.5%
  Halo will continue its engagement with the National Renewable Energy Laboratory (NREL) where they will 1) review Halo's full year of data from its New York test turbine and confirm Halo's wind energy power curve calculations, 2) assist Halo in confirming/identifying near- and long-term market opportunities, and 3) create an action plan for Halo's US Small Wind Turbine Certification with NREL.

- Working Capital
  30.5%
  Halo will use a portion of the fundraise for expenses not included in the other categories. Working Capital expenses will include, but may not necessarily be limited to, office facilities and supplies, storage of equipment, computer software, professional fees, audited financial statements, and general administrative costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.halo.energy/ (halo.energy/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/haloenergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Halo Energy, Inc.

[See attached]

Halo Energy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Halo Energy, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 6, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	717	5,838
Total Current Assets	717	5,838
TOTAL ASSETS	717	5,838
LIABILITIES AND EQUITY		
Liabilities		
Non-Current Liabilities		
Accrued Interest - Related Parties	-	177,762
Accrued Interest	-	175,436
Notes Payable - Related Parties	-	287,966
Convertible Notes - Related Parties	-	225,000
Convertible Notes	-	800,565
Total Non-Current Liabilities	-	1,666,728
TOTAL LIABILITIES	-	1,666,728
EQUITY		
Common Stock	260	-
Additional Paid-in Capital	1,752,494	-
Accumulated Deficit	(1,752,036)	(1,660,890)
Total Equity	717	(1,660,890)
TOTAL LIABILITIES AND EQUITY	717	5,838

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2022	-	-	-	(1,571,365)	(1,571,365)
Net Income (Loss)	-	-	-	(89,525)	(89,525)
Ending Balance 12/31/2022	-	-	-	(1,660,890)	(1,660,890)
Issuance of Common Stock upon Conversion of Loans, Convertible Notes, and Interest	2,600,618	260	1,752,494	-	1,752,754
Net Income (Loss)	-	-	-	(91,146)	(91,146)
Ending Balance 12/31/2023	2,600,618	260	1,752,494	(1,752,036)	717

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	1	-
General and Administrative	246	3,500
Rent and Lease Expense	4,874	-
Total Operating Expenses	5,121	3,500
Operating Income (loss)	(5,121)	(3,500)
Other Expenses		
Interest Expense - Related Parties	45,184	45,184
Interest Expense	40,841	40,841
Total Other Expenses	86,025	86,025
Earnings Before Income Taxes	(91,146)	(89,525)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(91,146)	(89,525)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(91,146)	(89,525)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest - Related Parties	45,184	45,184
Accrued Interest	40,841	40,841
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	86,025	86,025
Net Cash provided by (used in) Operating Activities	(5,121)	(3,500)
FINANCING ACTIVITIES		
Repayments of Debt - Related Party	-	(2,000)
Net Cash provided by (used in) Financing Activities	-	(2,000)
Cash at the beginning of period	5,838	11,338
Net Cash increase (decrease) for period	(5,121)	(5,500)
Cash at end of period	717	5,838

Halo Energy, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Halo Energy, LLC ("the Company") was formed in Delaware on June 30th, 2017. On December 28th, 2023, the Company converted into a Delaware C-Corporation. The Company is a research and development and manufacturing organization focused on developing, refining, and deploying small wind turbines for energy generation.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Between 2019 and 2021, the Company entered into various loans with related parties totaling $287,966. The loans accrued interest at 8% for the first year and increased to 10% in future years. The loans converted into common stock in December of 2023.

Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding operations with related parties totaling $225,000. The interest on the notes were 5% and 8%. The number of securities into which the loan balance shall be converted shall equal (i) the loan balance divided by the lesser of (x) the product of (1) the conversion price of the security convertible or exchangeable into common or other equity securities of the Company (or if not expressed as a conversion price, the pre-money valuation of the Company in connection with such financing) purchased by the investors times (2) eighty percent (80%) and (y) $17.06 per security (or if not expressed as a conversion price or in any event, the equivalent of a pre-money valuation of the Company of $2,500,000 in connection with such financing).

The related party loans and related party convertible notes resulted in a combined accrued interest of $177,762 as of December 31st, 2022.

The third-party convertible notes, discussed in Note 5 – Liabilities and Debt, and the related party notes payables and convertible notes discussed above along with all related interest converted into Common Stock totaling 2,600,618 shares in December of 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 Related Party Transactions for details of related party notes payables and related party convertible notes.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 5%. The number of securities into which the loan balance shall be converted shall equal (i) the loan balance divided by the lesser of (x) the product of (1) the conversion price of the security convertible or exchangeable into common or other equity securities of the Company (or if not expressed as a conversion price, the pre-money valuation of the Company in connection with such financing) purchased by the investors times (2) eighty percent (80%) and (y) $17.06 per security (or if not expressed as a conversion price or in any event, the equivalent of a pre-money valuation of the Company of $2,500,000 in connection with such financing). The convertible notes accrued interest of $175,436 as of December 31st, 2022.

The third-party convertible notes discussed above and the related party notes payables and convertible notes, discussed in Note 3 – Related Party Transactions, along with all related interest converted into Common Stock totaling 2,600,618 shares in December of 2023.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit of Membership Interests and owned by multiple members until its conversion into a C-Corporation on December 28th, 2023.

After the 11.55 to 1 stock split in December of 2023, the Company has authorized 6,300,000 common stock at a par value of $0.0001 per share. The Company had 2,600,618 common stock shares issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Unlocking the Global Small Wind Turbine Market

Halo Energy is a pre-revenue company that designed a proprietary and patented wind turbine technology that can serve distributed energy (energy used at the source) applications worldwide. The company has raised approximately $650,000 through a ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


halo
ENERGY
Unlocking the Global
Small Wind Turbine Market

$0 Raised

REASONS TO INVEST

- Halo Energy's proprietary shrouded design enables its wind turbines to nearly double power output compared to other conventional turbines of comparable size, making small wind a truly viable energy source, and meeting the distributed wind energy market's needs.

- Halo Energy believes it is well positioned to capitalize on a growing market, with the global small wind turbine market projected to grow at a CAGR of 9.2% from 2022 to 2030, reaching $2.5 billion by 2030, up from $1.1 billion in 2021.

- Halo is led by CEO, Vin Loccisano, with degrees in Engineering, Business, and Patent Law, and Chief Development Officer, Charlie Karustis, boasting 20+ years of experience with large and small wind energy development and distributed generation projects.

**Source*

Get Equity
$2.51 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.49	$6.49M

THE PITCH

Redefining Wind Energy Efficiency

00:30

Halo Energy, a micro wind turbine technology company, has developed a groundbreaking solution known as the shrouded wind turbine. Leveraging over 10 years of extensive research and development by, and over $170 million of venture capital and private investment in, Ogin, Inc. (and its predecessor, FloDesign Wind Turbine), Halo has developed next-level technology that has proven its worth through successful full-scale testing and certification of its commercial 6-kilowatt wind turbine.

Through third-party real-world testing, Halo Energy has found that its innovative 6-kilowatt, horizontal-axis wind turbine outperforms conventional turbines of the same diameter by producing up to twice as much power. This achievement is made possible by the shrouded design, which has been further refined and optimized by Halo's team of experts. With a significant patent portfolio comprising 36 pending cases and a continuous influx of patentable technologies, Halo Energy stands at the forefront of the wind energy industry.

The company is led by accomplished individuals such as Chief Executive Officer, Vin Loccisano, who holds degrees in Engineering, Business, Law, and Patent Law, all of which are instrumental in advancing Halo’s technology and product, and Chief Development Officer, Charlie Karustis, who has more than 20 years of experience working on all aspects of wind energy development for large-scale commercial projects and small, distributed generation projects. In addition, our board members include Dr. Michael Werle, who brings over 40 years of aerodynamics expertise from his time at United Technologies, and Dan Gysling, former Chief Scientist of Pratt and Whitney. Cumulatively, our team of recognized field experts holds or has contributed to over 200 patents.

Halo's Proprietary Design Achieves Highest Output at Lowest Costs



- Backed by 10+ years/$170M in research & development
- Protected by comprehensive patent portfolio
- Dual cambered shroud accelerates air-flow
- Up to 2X the power of conventional turbines of the same size
- Designed for low-cost manufacturing
- Easily scalable across turbine sizes and markets
- 1/2 the size of conventional turbines with same capacity

THE PROBLEM & OUR SOLUTION

More Energy in Many Settings

Small wind turbines have historically faced challenges in terms of low efficiency, low power output, and high-levelized cost of energy compared to grid electricity, limiting their penetration into the distributed wind energy market and leaving a significant untapped renewable energy potential, globally.

Halo Energy has developed a disruptive solution in the form of a novel shrouded wind turbine. This innovative design, based on advanced aerodynamic principles derived from the aerospace industry, produces up to two times the power output of conventional wind turbines of the same size. By encircling the turbine blades with two unique airfoil-shaped static shrouds, Halo's wind turbine acts as a passive pump, allowing more air to pass over the blades, significantly increasing energy capture. Furthermore, by generating meaningful energy output at low wind speeds and offering a lower levelized cost of energy, Halo's wind turbine becomes a cost-effective solution for customers worldwide. It can be easily installed on existing structures, such as commercial rooftops, cell towers, and other structures, enabling its deployment in locations previously unachievable. By providing access to affordable wind energy where people work, live, and play, Halo Energy aims to reduce carbon emissions, mitigate the effects of climate change, and tap into global distributed energy markets.



Halo Energy's proprietary shroud technology generates the lowest cost electricity with units 1/2 the size of conventional micro-wind turbines.

THE MARKET & OUR TRACTION

A Market That's Blowing Up

Halo Energy's wind turbine technology is well-positioned to target multiple business approaches, including direct sales, energy as a service (EAS), and licensing. Initially, the company will focus on direct sales of wind turbines to customers, as this represents the fastest path to revenue. Once a solid customer base has been established, the plan is to shift to an EAS model, where wind turbines will be deployed at no cost to the customer and, in exchange, Halo will sell the energy generated by the turbines on a monthly basis, under fixed-price contracts lasting 10 to 20 years.

With the passage of the 2022 Inflation Reduction Act (IRA), the U.S. government has committed billions of dollars to renewable energy , and has provided historic tax incentives for the renewable energy industry (Source). These incentives include a 30% Investment Tax Credit that applies to the total cost of installed projects (Source). This credit vests over a 5-year period after the project goes into service. Additional tax credits can be stacked on top of the 30% credit for domestic content, deployment within designated “Energy Communities”, and deployment within “Low-Income Communities”. As a result, the total tax credit for a project could reach up to 60%, more than covering the costs of scaling Halo's 6 kilowatt wind turbine commercially.


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Halo Energy also is positioned well in growing markets. The global small wind turbine market is projected to experience significant growth, with a compound annual growth rate (CAGR) of 9.2% from 2022 to 2030, reaching $2.5 billion by 2030, up from USD $1.1 billion in 2022. (Source) Halo's shrouded wind turbine will be able to address numerous distributed energy markets, globally, including building rooftops, homes, the agricultural industry, cellular communication towers, electric vehicle charging stations, military outposts, water pumps, oil rigs, rural and island communities, and more.


Halo's shrouded wind turbine will be able to address the majority of distributed energy markets globally:
• Rooftops
• Homes
• Agricultural Industry
• Oil Rigs
• Rural Island Communities
• Cellular Communication Towers
• Military Outposts
• Water Pumps
• Electric Vehicle Charging Stations

WHY INVEST

A Better, Faster Wind Turbine

Climate scientists continually observe alarming trends in rising global temperatures, warming oceans, and melting sea ice and glaciers (National Snow & Ice Data Center). Many countries are enacting legislation to combat these trends by reducing or eliminating the use of fossil fuels. Halo Energy's proven micro wind turbine technology will be a significant tool in this global effort.

Over the past three years, Halo Energy has run multiple successful tests on its wind turbine. These include a 1-year test run of its pre-commercial 6-kilowatt wind turbine at a third-party testing location in upstate New York, from Q4 2020 to Q4 2021, and a short-term pilot project in South Africa with one of the world's largest telecommunications companies. The South Africa pilot project confirmed that Halo Energy can attach its wind turbine to existing cellular communications towers and contribute economically to their energy needs. Halo also recently executed an agreement with the National Renewable Energy Laboratory (NREL) to evaluate its turbine in greater detail and validate data collected from its upstate New York test turbine.

Proven Technology

Proprietary shroud design leveraging 10+ years/$170+M in Research & Development



Minimal Site/Install Costs

12-foot diameter with dual cambered shroud to accelerate air-flow



Compact Design

Mounts directly to existing communication towers without need for crane



Lowest Operational Costs

Lowest levelized cost of electricity (both wind and solar)



An investment in Halo Energy would allow us to fine tune the current pre-commercial design and finalize the commercial design for manufacturing, deploy five to 10 commercial pilot projects at cell tower and agricultural customer sites, hire a small staff of engineers and business development professionals to bring the 6-kilowatt turbine to commercial viability and gain customer traction, and develop a prototype for a second wind turbine model, targeting other distributed energy markets.

Join Halo Energy, and change the future of energy!

ABOUT

HEADQUARTERS

4 Edge Hill Road
Wellesley, MA 02481

WEBSITE

View Site

Halo Energy is a pre-revenue company that designed a proprietary and patented wind turbine technology that can serve distributed energy (energy used at the source) applications worldwide. The company has raised approximately $650,000 through a previous crowdfunding campaign and over $800,000 through founders, management, friends and family.

TEAM



Vincent Loccisano
CEO and Director

Vin Loccisano is a co-founder and CEO of Halo Energy where he directs the company's engineering, product development, and manufacturing activities. Prior to founding Halo Energy, Vin held a variety of executive and legal roles at Schlumberger, including the management of a $1.1 billion annual research budget and a global staff of 140 scientists and engineers. Earlier, he was Schlumberger Oilfield UK’s Director, M&A Counsel and IP Counsel, closing $900M in acquisitions in three years, while also directing the company’s research and manufacturing operations in the UK, France, Norway and Russia.

An early employee at the Kleiner Perkins clean tech venture, Ogin Inc., Vin served as Ogin’s Chief IP Counsel, and contributed to the company's prototype research and development activities in the US and Denmark. He was also the founder of Simulation Design and Engineering Corp., a firm that specialized in rapid prototyping and project deployment in the anti-terrorist protection and threat assessment field in Africa, Russia, East Asia and the Middle East.



Charles Karustis
Chief Development Officer

Charlie Karustis is Halo Energy’s Head of Business Development and is responsible for the development of new markets and managing customer relationships. Prior to joining Halo, Charlie was Director of Business Development at Ogin, Inc. where he developed the project site that hosted Ogin’s first commercial, shrouded wind turbines.

In 2002, Charlie opened Tetra Tech, Inc.’ s Portland, Oregon office and then founded and served as Vice President of their Wind Energy Program. For Third Planet Windpower, Charlie was responsible for developing a 500-megawatt (MW) pipeline of greenfield development projects in the western United States. As the Director of Technical Services for Iberdrola Renewables’ Midwest Region, Charlie managed all aspects of wind energy development engineering.

Outside of work, Charlie owns and operates a 3 MW wind farm in Palm Springs, California and serves on his town’s Planning Board. He holds a BS in Biology from Boston College.



Dr. Michael Werle
Technical Advisor and Director

Dr. Michael Werle serves as a Technical Advisor to Halo Energy and is a member of the company's Board of Directors. Previously, Dr. Werle was a founder and senior technical advisor of Ogin Inc., a leading clean tech company that developed advanced shrouded wind-turbine technology which was sold to Vestas Wind Systems A/S in 2017.

Prior to Ogin, Dr. Werle worked at United Technologies Corporation serving as its Director for International and External Programs in the Office of Science & Technology. He is a former member of Connecticut’s Board of Governors for Higher Education as well as a past President of the Connecticut Academy of Science and Engineering. Dr. Werle spent 10 years on the faculties of the University of Cincinnati and Virginia Polytechnic Institute as a Professor of Engineering and has also worked in two US Navy research laboratories.

Dr. Werle has consulted with and advised numerous US and European companies and government agencies. He has over 60 patents, advised and graduated 14 PhDs and has published over 50 papers in

Vin holds a BS in Mechanical Engineering from Lehigh University ('97), a Juris Doctorate from Suffolk University ('01) and a sponsored executive MBA from the Rotterdam School of Management, Erasmus University ('09).

Outside of work, Vin has logged thousands of hours flying planes and helicopters and he has built and raced almost every form of transportation in several different countries. He has personally designed and built 11 high-performance composite boats, including a gas turbine-powered 37-foot carbon-fiber mono-hull capable of 90 mph. He has also built or restored over 48 cars, including a 1973 Porsche 911rs, a 2005 Porsche 911 GT2, and multiple Land Rover Defender 110s.

referred journals. He is a Fellow of the American Institute of Aeronautics and Astronautics.

TERMS

Halo Energy

Overview

PRICE PER SHARE
$2.51

VALUATION
$6.49M

DEADLINE
Mar. 13, 2024 at 2:40 PM UTC

FUNDING GOAL
$10k - $618k

Breakdown

MIN INVESTMENT
$499.49

MAX INVESTMENT
$617,999.65

MIN NUMBER OF SHARES OFFERED
3,984

MAX NUMBER OF SHARES OFFERED
246,215

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her designated successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Title: Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Halo Energy, you are eligible for additional bonus shares.

Time-Based Perks

Super Early Bird

Receive 10% bonus shares if invested within the first 24 hours of launch.

Early Bird

Receive 5% bonus shares if invested within the first 48 hours of launch.

First Week

Receive 3% bonus shares if invested within the first week of launch.

Volume-Based Perks

Tier 1

Invest between $1,000+ and receive 5% bonus shares.

Tier 2

Invest between $10,000+ and receive 7% bonus shares.

Tier 3

Invest between $15,000+ and receive 10% bonus shares and 10% off the purchase price of up to 10 Halo Energy turbines.

Tier 4

Invest $ 25,000+ and receive 15% bonus shares and receive 20% off the purchase price of up to 50 Halo Energy turbines.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Halo Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine stockholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $251. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and Halo Energy surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative. Vendor payments.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Halo Energy.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIN LOCCISANO (CO-FOUNDER & CEO)

At Halo Energy, most efficient small-scale wind turbine. Our six-kilowatt wind turbine produces over two times more energy than coventional turbines of the same size.

Wind is America's largest source of renewable energy - it's clean, it's local, and inexhaustible. However, conventional small wind turbines are based on mature but dated technology,have had low efficiency and low power output, making them economic duds. As a result, there is an unmet need in the 85 billion-dollar global wind energy market.

Halo is ready to change that.

Our team is made up of seasoned wind energy experts. With over two hundred patents between us, we have a track record of innovation in power generation, and we hope to bring wind into the 21st century.

DR. MICHAEL WERLE (TECHNICAL ADVISOR AND BOARD MEMBER)

As aerospace engineers, our unique shrouded design is derived from jet engine and airplane technology. Halo Energy's turbines utilize two shrouds that encircle the blades, increasing the airflow passing over the blades, and therefore maximizing the energy that is harvested. The Halo Energy turbine, in effect, is able to create more energy from the wind by increasing the amount of air that is delivered to the turbine.

CHARLIE KARUSTIS (CHIEF DEVELOPMENT OFFICER)

Our innovative shrouded design is thanks to 10 years of R&D and over 100 million invested into developing this tech.

In pilot projects, our turbines have generated energy from upstate New York all the way South Africa. Our high-efficiency turbine technology has even been reviewed by an independent, international certification company, and data from our NY test turbine will soon be reviewed by the National Renewable Energy Lab (NREL)

We have a product that works and patents that protect our IP. We believe we're a few, small steps away from entering the global small wind turbine market.

While the global small wind turbine market. is already valued at 7.4 billion it is expected to reach over 17 billion by 2030. We believe the power and compact size of our turbine, allow us to deploy them in markets and locations that our competitors cannot, giving us a huge competitive advantage.

While the Halo Turbine is applicable to many distributed generation applications, in so many situations, we plan to target our rollout on two industries that consume a huge amount of energy and are often isolated from energy grids: telecommunication towers and the agricultural industry.

From there, our goal is to expand into other distributed energy markets, and with the corporate tax incentives in the 2022 Inflation Reduction Act, there is now more motivation than ever for companies to make the switch to clean wind energy.

VIN LOCCISANO (CO-FOUNDER & CEO)

Halo expects to blow away the competition. All we need is you. We plan to finalize our commercial design for manufacturing, deploy pilots at cell towers and agriculture customer sites, and build out our engineering and business development team. We also will begin R&D on a new wind turbine product, to stay on the cutting edge of wind energy innovation.

Charlie

It's predicted that they will power half the world's grid by 2050. This is an opportunity to get in on an untapped corner of the wind energy market.

So join us. Invest in Halo Energy.

Together, we can unlock the global small wind turbine market.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Limited Liability Company first formed is Delaware.

2. The jurisdiction immediately prior to filing this Certificate is Delaware.

3. The date the Limited Liability Company first formed is June 23, 2017.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is Halo Energy, LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is Halo Energy, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 28th day of December, 2023.

By:____________________________
Vincent Loccisano
Manager

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 12/28/2023
FILED 01:02 PM 12/28/2023
SR 20234355582 - File Number 6454893

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 12/28/2023
FILED 01:02 PM 12/28/2023
SR 20234355582 - File Number 6454893

CERTIFICATE OF INCORPORATION

OF

HALO ENERGY, INC.

THIS IS TO CERTIFY THAT:

FIRST: The name of the corporation (which is hereinafter called the "Corporation") is: Halo Energy, Inc.

SECOND: The address of its registered office in the State of Delaware is Suite 2300, 1201 North Market Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is ATA Corporate Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is SIX MILLION THREE HUNDRED THOUSAND (6,300,000) shares, all of which shall be designated as common stock, with a par value of $0.0001 per share.

FIFTH: The name and mailing address of the incorporator are as follows:

NAME	ADDRESS
Vincent Loccisano	4 Edge Hill Road Wellesley, MA 02481

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

EIGHTH: Neither a director nor an officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director or officer derived an improper personal benefit, it being the intention of this Article Eighth that a director or officer of the Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer.

NINTH: Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, whether the basis of such action, suit or proceeding is any alleged action in an official capacity as director, officer or representative, or in any other capacity while serving as a director, officer or representative, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection therewith; *provided, however*, that the Corporation shall indemnify any such person in connection with any action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of the Corporation. Such right shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any action, suit or proceeding in advance of its final disposition upon delivery to the Corporation of an undertaking, by or on behalf of such person, to repay all amounts so advanced unless it should be determined ultimately that such person is entitled to be indemnified under this Article Ninth or otherwise.

TENTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ELEVENTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

[signature page to follow]

I, the undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, acknowledging the penalty of perjury, hereby declaring and certifying that this instrument is my act and deed and the facts herein stated are true, pursuant to 8 *Del. C.* §103(b)(2) and accordingly have hereunto set my hand this 28th day of December, 2023.

____
Vincent Loccisano, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

We're excited to announce that Halo Energy is raising capital on StartEngine. Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new, and former, investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

As you are all aware, Regulation Crowdfunding allows eligible companies of all types to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well. In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Why should I invest?

Halo has made significant progress since our last fundraising round in 2019.

Successful Commercial Test Turbine: Results from our year-long test turbine in upstate New York corroborated results from Halo's prototype wind turbine, and Halo observed that its wind turbine performed well in a variety of weather conditions including sub-zero temperatures and storms with wind gusts exceeding 60 miles per hour.

Pilot Project with International Cellular Communications Tower Owner: In 2022, Halo conducted a pilot project in South Africa with one of the world's largest telecommunications companies. Halo's wind turbine was mounted to the side of that company's telecommunications tower and demonstrated not only that Halo's turbine could cost-effectively support the energy demands of the company's telecommunications equipment, but also reduce dependency on expensive diesel fuel.

Significant federal tax incentives: With the passage of the 2022 Inflation Reduction Act (IRA), the U.S. government has committed billions of dollars to renewable energy and has provided historic tax incentives for the renewable energy industry.

Top Notch Team: Our founders and original investors, who comprise the management and advisory teams at Halo, have been able to adapt the shroud concept to create a highly efficient 6-kilowatt wind turbine, enabling Halo to produce a commercially viable product that it believes can compete in the global small-scale wind turbine industry.

SeedInvest Investor Incentives: Halo is providing our SeedInvest investors with 5% Loyalty Bonus. We are appreciative of your investment in Halo in 2019 and are hopeful you will invest in us again through the StartEngine platform.

What's next:

- Sign-up for your free StartEngine account here.
- Halo is hosting a webinar next Wednesday, January 17 at 1:00 PM Eastern Standard Time. Please use the following link and join us where we will discuss our significant accomplishments over the past few years and plans for commercializing our 6-kilowatt wind turbine. **LINK HERE**

- Look out for an email from us when our campaign officially launches. We'll share our offering page, where you'll find more information on our business and growth plan, financials, investor benefits, and a lot more.
- Once the campaign is live, hit the “Add to Watchlist” button on our campaign page to follow along our journey and receive updates throughout our campaign.

We hope you will consider joining our investor community.

Best,

Halo Energy

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT INRESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTEDAND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENTIS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTERESTINVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING"SECURITIES IS SIMPLY AN INDICATION OF INTEREST.